

March 27, 2013

<u>Via E-mail</u>
Mr. Paul M. Feeney
Chief Financial Officer
AEP Industries, Inc.
125 Phillips Avenue
South Hackensack, New Jersey 07606

> **RE:** **AEP Industries, Inc.**
> **Form 10-K for the Year Ended October 31, 2012**
> **Filed January 22, 2013**
> **File No. 1-35117**

Dear Mr. Feeney:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief